SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

222 BAY STREET

SUITE 1750, P.O. BOX 258

TORONTO, ONTARIO

M5K IJ5

________

TEL: (416) 777-4700

FAX: (416) 777-4747

www.skadden.com

January 31, 2007

Via EDGAR

Ms. Jill Davis

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Responses to Comments of the Staff of the Securities and Exchange Commission to the Form 40-F for the fiscal year ended December 31, 2005 of Gammon Lake Resources Inc. (File No. 001-31739)

Dear Ms. Davis:

This letter sets out the response of Gammon Lake Resources Inc., a corporation organized under the laws of Quebec (the "Company"), to the comments of the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") contained in the letter dated December 29, 2006 (the "Comment Letter") with respect to the Annual Report on Form 40-F for the fiscal year ended December 31, 2005 (the "Form 40-F"), filed with the Commission on April 3, 2006 via EDGAR. The Company will file an amendment to the Form 40-F (the "Form 40-F/A") following the Staff's review of the responses contained in this letter.

For the convenience of the Staff, we have numbered each of our responses to correspond to the numbered comments in the Comment Letter. Additionally, the text of each of the numbered comments in the Comment Letter has been duplicated in bold type to precede each of the Company's responses.

U.S. Securities and Exchange Commission

January 31, 2007

Form 40-F for the Fiscal Year Ended December 31, 2005

Disclosure Controls and Procedures

1.

We note your statement that the chief executive officer and the chief financial officer have concluded disclosure controls and procedures as of December 31, 2005 were reasonably designed to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and the chief financial officer on the effectiveness of your disclosure controls and procedures. Please also revise to clarify, if true, that your officers concluded that your disclosures controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).

As requested, the Company will revise the disclosure in the Form 40-F/A by replacing the first paragraph under the heading "Disclosure Controls and Procedures" with the following disclosure:

"As of December 31, 2005, the end of the period covered by this report, the Registrant carried out an evaluation, under the supervision and with the participation of the Registrant's management, including the Registrant's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Registrant's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities and Exchange Act of 1934 (the "Exchange Act"). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, the Registrant's disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure."

U.S. Securities and Exchange Commission

January 31, 2007

Exhibit 3

Auditor's Report, page 2

2.

We note that your auditors' have disclosed that your consolidated financial statements as at July 31, 2005 and for the year then ended were audited by other auditors; who expressed an opinion without reservation on those statements. Please revise your filing to include the audit opinion of the other auditor. Refer to Rule 2-05 of Regulation S-X. Please also file a consent to use this report as an exhibit to your Form 40-F.

The Company acknowledges the Staff's comment and will include an audit opinion and related consent of its former auditor in the Form 40-F/A.

Financial Statements

3.	Please expand your disclosure to describe the nature of your inventory and how you account for it.

The Company respectfully notes that it believes the disclosure contained in the Company's audited consolidated financial statements relating to inventory is accurate and appropriate. The inventory consists of spare parts for equipment, and materials to be consumed in the future operations of the mine. As at December 31, 2005, the Company's supplies inventory was valued at the lower of average cost or market value, which is consistent with the disclosure requirements set forth in Section 3030 of the Canadian Institute of Chartered Accountants ("CICA") Handbook.

Note 16. Differences between Canadian and U.S. Generally Accepted Accounting Principles, page 24

a) Mineral Properties and Related Deferred Costs, page 27

4.

We note your disclosure that indicates your policy is to expense exploration expenses until such time as proven or provable reserves have been properly established. Please note that under U.S. GAAP, all exploration costs should be expensed as incurred regardless of the existence of reserves or the stage of development of the business enterprise. Please revise your U.S. GAAP financial statements and modify your policy accordingly.

The Company respectfully notes that it believes the disclosure contained in the Form 40-F is accurate and appropriate. Under U.S. GAAP, exploration costs are not considered to have the characteristics of property, plant and equipment, and, accordingly are expensed prior to the Company determining that proven or

U.S. Securities and Exchange Commission

January 31, 2007

probable mineral reserves exist, after which the Company commences development of those reserves and such development costs are capitalized. Proven and probable mineral reserves were determined on January 31, 2005. Development costs subsequent to this date are capitalized under both Canadian and U.S. GAAP. The Company will clarify this disclosure in the notes to its audited consolidated financial statements for fiscal 2006, which will be finalized in the coming weeks.

e) Comprehensive Income, page 28

5.	Please disclose and tell us the amount of translation adjustments recorded for all periods presented pursuant to paragraph 13 of SFAS 52.

The Company respectfully notes that all translation adjustments are recorded in the Company's U.S. GAAP reconciliation contained in Note 16 to the Company's audited consolidated financial statements.

As the Canadian dollar is the functional currency of the foreign operations (as described in Note 2 of the financial statements - Foreign currency transactions), there are no translation adjustments to be recorded for the purpose of determining comprehensive income.

Engineering

Comments

General

6.

Please insert a small-scale map showing the location and access to each property, as required by Instruction 3(B) to Item 102 of Regulation S-K. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-942-8900. We believe the guidance in would generally require maps and drawings with the following features:

•	A legend or explanation showing, by means of pattern or

U.S. Securities and Exchange Commission

January 31, 2007

symbol, every pattern or symbol used on the map or drawing.

•	A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.
•	A north arrow.
•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
•	A title of the map or drawing, and the date on which it was drawn.
•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

The Company is a Canadian "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act that is eligible to use, and files and furnishes its reports with the Commission under, the U.S./Canada Multijurisdictional Disclosure System (the "MJDS"), a bilateral disclosure system adopted by the Commission and Canadian securities regulators that, among other things, permits eligible Canadian companies to satisfy their U.S. continuous disclosure obligations using Canadian disclosure documents.

As an MJDS filer, the Company files its annual reports on Form 40-F, and furnishes to the SEC on Form 6-K such other periodic disclosure documents that are filed in Canada or delivered to shareholders in Canada. Form 40-F is essentially a "wrap" around the Company's Canadian Annual Information Form, MD&A and audited consolidated financial statements, as well as a reconciliation of the Company's Canadian GAAP audited consolidated financial statements to U.S. GAAP, and the Sections 302 and 906 certifications and disclosure required by the Sarbanes-Oxley Act of 2002 and the rules thereunder. Subject to these additional items and certain required legends, under the MJDS, each of the documents that the Company files with, and furnishes to, the Commission are prepared in accordance with Canadian disclosure requirements in their entirety. As noted in Sections III(A) and III(F)(1) of the adopting release for the MJDS (SEC Release No. 34-29354) (the "MJDS Release"), review of Canadian disclosure documents contained in MJDS filings will be undertaken by Canadian securities

U.S. Securities and Exchange Commission

January 31, 2007

authorities and generally will be that customary in Canada. Thus, except in the unusual case where the Staff has reason to believe there is a problem with the filing, the Canadian disclosure documents included in MJDS filings generally will be given a "no review" status by the Commission. Section III(I) of the MJDS Release further notes that by adopting the MJDS, the Commission in essence adopted as its own requirements the disclosure requirements of the Canadian forms: "The effect is the same as if the Commission had set forth each Canadian requirement within the MJDS forms....Accordingly, good faith compliance with the disclosure requirements of the home jurisdiction, as construed by Canadian regulatory authorities, will constitute compliance with the applicable U.S. federal securities disclosure requirements, even if such compliance results in the omission of information which might otherwise be required as a line item in [U.S. disclosure documents]." As a result, the MJDS provides substantial time and cost savings to eligible Canadian companies by reducing the burden of complying with duplicative, and sometimes conflicting, regulatory regimes.

Under the MJDS, the Company is permitted to prepare its mining disclosure in accordance with Canadian securities laws, including National Instrument 43-101 Standards for Disclosure for Mineral Projects, which differ from the requirements under U.S. securities laws (including those contained in Regulation S-K and Industry Guide 7, which are alluded to in certain of the comments contained in the Comment Letter), and Canadian securities regulators are responsible for the review of such disclosure under the MJDS. The Company confirms to the Staff that its mining disclosure complies with applicable Canadian requirements as construed by Canadian regulatory authorities. Notwithstanding the foregoing, the Company has reviewed and considered the Staff's comments to the mining disclosure contained in its Canadian Annual Information Form and MD&A (Comments 6-10) and thanks the Staff for such comments, which it believes are helpful suggestions to clarify those items referred to in the Comment Letter for the benefit of the Company's U.S. shareholders. Consequently, the Company advises the Staff that it intends to address the suggestions contained in Comments 6-10 of the Comment Letter when it prepares its next Canadian Annual Information Form and MD&A for fiscal 2006 in the coming weeks.

Annual Information Form, page 3 and Summary of Mintec Report, page 9

7.

In the last paragraph of page 3 you refer to "measured and indicated resources of 5,097,000 ounces of gold equivalent, as well as an additional 5,687,000 ounces of gold equivalent in the inferred category." Note that resources should only be reported as "in place" tonnage and grade, and should not be

U.S. Securities and Exchange Commission

January 31, 2007

disclosed as units of product, such as ounces of gold or pounds of copper. Please remove this and other similar reference from the filing.

Please see the Company's response to Comment No. 6.

Feasibility Study Executive Summary, page 6

8.	Please review and make the following changes to this page:
•	Add the cutoff grade for Table 1-2 labeled as the "Ocampo Project Underground Resource Estimate."
•

Provide information as to the source of Table 1-4 labeled as "Ocampo Project Open Pit Resource Estimate (1.0 g/t Cutoff)." This table is not found within the feasibility study tables 8-1 through 8-9. Please also define whether this table is inclusive or exclusive of the resources reported in Table 1-3 labeled as "Ocampo Project Open Pit resource Estimate (0.30 g/t Cutoff)."

•

The last paragraph on page 6 includes the statement "The mineral reserves cited in tables 1-2 through 1-4 have been converted into mineral reserves." Please review this statement. It appears that the phrase "The mineral resources cited in tables 1-2 and 1-4 are inclusive of the mineral reserves" may be more appropriate.

•	Please identify tables 8-1 through 8-9, 8-10, 8-11, and 8-12 as separate tables found in the feasibility study and not as part of the annual report form.

Please see the Company's response to Comment No. 6.

Summary of Mintec Report, page 10

9.	Please provide the cutoff grades for Tables 1.2 - PGR Open Pit Area Reserves and Table 1.3 - PGR Open Pit Area Incremental Resources.

Please see the Company's response to Comment No. 6.

Management Discussion and Analysis, page 4

10.

We note that the cutoff grade listed in your reserve table is 3.0 g/t. It appears that this value would apply to an underground mining operation and not an open pit. Please review and correct as is necessary.

Please see the Company's response to Comment No. 6.

U.S. Securities and Exchange Commission

January 31, 2007

In connection with this response letter, the undersigned, on behalf of the Company, hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) comments by the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

January 31, 2007

We trust that the foregoing adequately responds to the comments of the Staff. Please telephone the undersigned or Eric Spindel at 416-777-4700 if you have any questions or need additional information.

Yours very truly,

/s/ Riccardo Leofanti

Riccardo Leofanti

cc:

John Cannarella (Securities and Exchange Commission)
Ken Schuler (Securities and Exchange Commission)
Fred George (Gammon Lake Resources – Chairman and President)
Colin Sutherland (Gammon Lake Resources – Chief Financial Officer)
John Turner (Fasken Martineau DuMoulin LLP)
Eric Spindel (Skadden, Arps, Slate, Meagher & Flom LLP)